SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 4)*

Anacor Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

032420101

(CUSIP Number)

Jeffrey I. Martin, Esq.

152 West 57th Street, 23rd Floor

New York, NY 10019

(212) 751-6677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 17 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of reporting persons Rho Ventures IV QP LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,621,423 (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,621,423 (2)
11.	Aggregate amount beneficially owned by each reporting person 5,621,423 (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.9% (3)
14.	Type of reporting person PN

(1)	This Schedule 13D is filed by Rho Ventures IV QP LP (“RV QP”), Rho Ventures IV LP (“RV IV”), Rho Ventures IV GmbH & Co Beteiligungs KG (“RV KG”), Rho Ventures IV Holdings LLC (“RV IV Holdings”), Rho Capital Partners Verwaltungs GmbH (“RCP GmbH”) and Rho Management Ventures IV L.L.C. (“RMV,” together with RV QP, RV IV, RV KG, RV IV Holdings and RCP GmbH, collectively, the “Rho Entities”), Mark Leschly (“Leschly”), Habib Kairouz (“Kairouz”) and Joshua Ruch (“Ruch,” together with Leschly, Kairouz and the Rho Entities, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated assuming 40,478,760 shares of the Issuer’s Common Stock outstanding as of May 1, 2013, which is the sum of (i) 36,879,387 shares of common stock outstanding as of April 9, 2013 as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 3,599,373 shares issued and sold by the Issuer in its public offering completed on May 1, 2013, including 469,483 shares issued and sold pursuant to the underwriters’ overallotment option, as reported in the prospectus supplement, dated April 25, 2013, to the Issuer’s registration statement on Form S-3 (No. 333-185486) filed with the Securities and Exchange Commission on April 26, 2013, and the current report on Form 8-K filed by the Issuer on May 2, 2013.

1.	Names of reporting persons Rho Ventures IV LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,621,423 (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,621,423 (2)
11.	Aggregate amount beneficially owned by each reporting person 5,621,423 (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.9% (3)
14.	Type of reporting person PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated assuming 40,478,760 shares of the Issuer’s Common Stock outstanding as of May 1, 2013, which is the sum of (i) 36,879,387 shares of common stock outstanding as of April 9, 2013 as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 3,599,373 shares issued and sold by the Issuer in its public offering completed on May 1, 2013, including 469,483 shares issued and sold pursuant to the underwriters’ overallotment option, as reported in the prospectus supplement, dated April 25, 2013, to the Issuer’s registration statement on Form S-3 (No. 333-185486) filed with the Securities and Exchange Commission on April 26, 2013, and the current report on Form 8-K filed by the Issuer on May 2, 2013.

1.	Names of reporting persons Rho Ventures IV GmbH & Co Beteiligungs KG
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,621,423 (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,621,423 (2)
11.	Aggregate amount beneficially owned by each reporting person 5,621,423 (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.9% (3)
14.	Type of reporting person OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated assuming 40,478,760 shares of the Issuer’s Common Stock outstanding as of May 1, 2013, which is the sum of (i) 36,879,387 shares of common stock outstanding as of April 9, 2013 as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 3,599,373 shares issued and sold by the Issuer in its public offering completed on May 1, 2013, including 469,483 shares issued and sold pursuant to the underwriters’ overallotment option, as reported in the prospectus supplement, dated April 25, 2013, to the Issuer’s registration statement on Form S-3 (No. 333-185486) filed with the Securities and Exchange Commission on April 26, 2013, and the current report on Form 8-K filed by the Issuer on May 2, 2013.

1.	Names of reporting persons Rho Ventures IV Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,621,423 (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,621,423 (2)
11.	Aggregate amount beneficially owned by each reporting person 5,621,423 (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.9% (3)
14.	Type of reporting person OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated assuming 40,478,760 shares of the Issuer’s Common Stock outstanding as of May 1, 2013, which is the sum of (i) 36,879,387 shares of common stock outstanding as of April 9, 2013 as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 3,599,373 shares issued and sold by the Issuer in its public offering completed on May 1, 2013, including 469,483 shares issued and sold pursuant to the underwriters’ overallotment option, as reported in the prospectus supplement, dated April 25, 2013, to the Issuer’s registration statement on Form S-3 (No. 333-185486) filed with the Securities and Exchange Commission on April 26, 2013, and the current report on Form 8-K filed by the Issuer on May 2, 2013.

1.	Names of reporting persons Rho Capital Partners Verwaltungs GmbH
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds* AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,621,423 (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,621,423 (2)
11.	Aggregate amount beneficially owned by each reporting person 5,621,423 (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.9% (3)
14.	Type of reporting person OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated assuming 40,478,760 shares of the Issuer’s Common Stock outstanding as of May 1, 2013, which is the sum of (i) 36,879,387 shares of common stock outstanding as of April 9, 2013 as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 3,599,373 shares issued and sold by the Issuer in its public offering completed on May 1, 2013, including 469,483 shares issued and sold pursuant to the underwriters’ overallotment option, as reported in the prospectus supplement, dated April 25, 2013, to the Issuer’s registration statement on Form S-3 (No. 333-185486) filed with the Securities and Exchange Commission on April 26, 2013, and the current report on Form 8-K filed by the Issuer on May 2, 2013.

1.	Names of reporting persons Rho Management Ventures IV L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds* AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,621,423 (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,621,423 (2)
11.	Aggregate amount beneficially owned by each reporting person 5,621,423 (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.9% (3)
14.	Type of reporting person OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated assuming 40,478,760 shares of the Issuer’s Common Stock outstanding as of May 1, 2013, which is the sum of (i) 36,879,387 shares of common stock outstanding as of April 9, 2013 as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 3,599,373 shares issued and sold by the Issuer in its public offering completed on May 1, 2013, including 469,483 shares issued and sold pursuant to the underwriters’ overallotment option, as reported in the prospectus supplement, dated April 25, 2013, to the Issuer’s registration statement on Form S-3 (No. 333-185486) filed with the Securities and Exchange Commission on April 26, 2013, and the current report on Form 8-K filed by the Issuer on May 2, 2013.

1.	Names of reporting persons Mark Leschly
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds* AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Kingdom of Denmark
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 59,000
	8.	Shared voting power 5,621,423 (2)
	9.	Sole dispositive power 59,000
	10.	Shared dispositive power 5,621,423 (2)
11.	Aggregate amount beneficially owned by each reporting person 5,680,423
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 14.0% (3)
14.	Type of reporting person IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated assuming 40,478,760 shares of the Issuer’s Common Stock outstanding as of May 1, 2013, which is the sum of (i) 36,879,387 shares of common stock outstanding as of April 9, 2013 as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 3,599,373 shares issued and sold by the Issuer in its public offering completed on May 1, 2013, including 469,483 shares issued and sold pursuant to the underwriters’ overallotment option, as reported in the prospectus supplement, dated April 25, 2013, to the Issuer’s registration statement on Form S-3 (No. 333-185486) filed with the Securities and Exchange Commission on April 26, 2013, and the current report on Form 8-K filed by the Issuer on May 2, 2013.

1.	Names of reporting persons Habib Kairouz
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds* AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,621,423 (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,621,423 (2)
11.	Aggregate amount beneficially owned by each reporting person 5,621,423 (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.9% (3)
14.	Type of reporting person IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated assuming 40,478,760 shares of the Issuer’s Common Stock outstanding as of May 1, 2013, which is the sum of (i) 36,879,387 shares of common stock outstanding as of April 9, 2013 as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 3,599,373 shares issued and sold by the Issuer in its public offering completed on May 1, 2013, including 469,483 shares issued and sold pursuant to the underwriters’ overallotment option, as reported in the prospectus supplement, dated April 25, 2013, to the Issuer’s registration statement on Form S-3 (No. 333-185486) filed with the Securities and Exchange Commission on April 26, 2013, and the current report on Form 8-K filed by the Issuer on May 2, 2013.

1.	Names of reporting persons Joshua Ruch
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3.	SEC use only
4.	Source of funds* AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,621,423 (2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,621,423 (2)
11.	Aggregate amount beneficially owned by each reporting person 5,621,423 (2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 13.9% (3)
14.	Type of reporting person IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes (i) 1,533,600 shares of Common Stock held by RV IV Holdings; (ii) 703,859 shares of Common Stock held by RV IV; (iii) 1,657,064 shares of Common Stock held by RV QP; and (iv) 1,726,900 shares of Common Stock held by RV KG. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly.
(3)	This percentage is calculated assuming 40,478,760 shares of the Issuer’s Common Stock outstanding as of May 1, 2013, which is the sum of (i) 36,879,387 shares of common stock outstanding as of April 9, 2013 as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 3,599,373 shares issued and sold by the Issuer in its public offering completed on May 1, 2013, including 469,483 shares issued and sold pursuant to the underwriters’ overallotment option, as reported in the prospectus supplement, dated April 25, 2013, to the Issuer’s registration statement on Form S-3 (No. 333-185486) filed with the Securities and Exchange Commission on April 26, 2013, and the current report on Form 8-K filed by the Issuer on May 2, 2013.

Introduction

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed on December 10, 2010, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed on October 25, 2011, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed on February 15, 2012 and Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed on October 19, 2012, by the Reporting Persons (the “Schedule 13D”), with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of Anacor Pharmaceuticals Inc. (the “Issuer”). This Amendment No. 4 is being filed to report the entering into of Lock-Up Agreements by each of RV IV Holdings, RV KG, RV IV, RV QP and Mr. Leschly with Cowen and Company, LLC, as representative of the several underwriters in connection with Issuer’s public offering completed on May 1, 2013. This Amendment No. 4 amends and supplements Items 5, 6 and 7 of the Schedule 13D. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Reporting Persons
RV IV Holdings	1,533,600	0	5,621,423	0	5,621,423	5,621,423	13.9%
RV IV	703,859	0	5,621,423	0	5,621,423	5,621,423	13.9%
RV QP	1,657,064	0	5,621,423	0	5,621,423	5,621,423	13.9%
RV KG	1,726,900	0	5,621,423	0	5,621,423	5,621,423	13.9%
RCP GmbH	0	0	5,621,423	0	5,621,423	5,621,423	13.9%
RMV	0	0	5,621,423	0	5,621,423	5,621,423	13.9%
Leschly (3)	59,000	59,000	5,621,423	59,000	5,621,423	5,680,423	14.0%
Kairouz	0	0	5,621,423	0	5,621,423	5,621,423	13.9%
Ruch	0	0	5,621,423	0	5,621,423	5,621,423	13.9%

(1)	Leschly, Kairouz and Ruch serve as managing members of RMV, managing directors of RCP GmbH and managing partners of RCP. RMV is the general partner of RV IV and RV QP and the managing member of RV IV Holdings; RCP GmbH is the general partner of RV KG. RMV and RCP GmbH own no securities of the Issuer directly. Leschly, Kairouz and Ruch have voting and investment control over the shares owned by RV IV Holdings, RV IV, RV QP and RV KG, and may be deemed to beneficially own the shares held by RV IV Holdings, RV IV, RV QP and RV KG.
(2)	This percentage is calculated assuming 40,478,760 shares of the Issuer’s Common Stock outstanding as of May 1, 2013, which is the sum of (i) 36,879,387 shares of common stock outstanding as of April 9, 2013 as reported in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on April 30, 2013 and (ii) 3,599,373 shares issued and sold by the Issuer in its public offering completed on May 1, 2013, including 469,483 shares issued and sold pursuant to the underwriters’ overallotment option, as reported in the prospectus supplement, dated April 25, 2013, to the Issuer’s registration statement on Form S-3 (No. 333-185486) filed with the Securities and Exchange Commission on April 26, 2013, and the current report on Form 8-K filed by the Issuer on May 2, 2013.
(3)	On March 31, 2011, Leschly was granted an option for 30,000 shares of common stock. 10,000 of the shares subject to the option vest and become exercisable on each of January 1, 2012, January 1, 2013 and January 1, 2014. On May 25, 2011 and on May 30, 2012, Leschly was granted options to purchase 24,000 and 15,000 shares, respectively, of common stock, all of which options have become vested and exercisable or will become vested and exercisable within 60 days.

The information provided in Item 3 is hereby incorporated by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to (i) an agreement dated April 25, 2013, by and among Cowen and Company, LLC, RV IV Holdings, RV KG, RV IV and RV QP, and (ii) an agreement dated April 25, 2013, by and between Cowen and Company, LLC and Mr. Leschly (collectively, the “Lock-Up Agreements”), each of RMV, RV KG, RV IV, RV QP and Mr. Leschly agreed, subject to certain limited exceptions, to not, directly or indirectly, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or any such securities which may be deemed to be beneficially owned by such person or entity in accordance with the rules and regulations promulgated under the Securities Act of 1933 (such shares or securities, the “Beneficially Owned Shares”)) or enter into any swap, hedge or other agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of any Beneficially Owned Shares, Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, or engage in any short selling of any Beneficially Owned Shares, Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, without, in each case, the prior written consent of Cowen and Company, LLC for a period of 30 days from the date of the filing of the final prospectus relating to the public offering of shares of Common Stock announced by the Issuer on April 25, 2013.

The foregoing description of the terms of the Lock-up Agreements is intended as a summary only and is qualified in its entirety by reference to the form of Lock-Up Agreements attached hereto as Exhibit 1.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Form of Lock-up Agreement

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: May 2, 2013

RHO VENTURES IV QP LP RHO VENTURES IV LP

By	its General Partner, Rho Management Ventures IV L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO MANAGEMENT VENTURES IV L.L.C.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO VENTURES IV GMBH & CO BETEILIGUNGS KG

By	its General Partner, Rho Capital Partners Verwaltungs GmbH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO CAPITAL PARTNERS VERWALTUNGS GMBH

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

RHO VENTURES IV HOLDINGS LLC

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin
Authorized Signer

/s/ Jeffrey I. Martin
Jeffrey I. Martin, as Authorized Signer, on behalf of Mark Leschly

/s/ Jeffrey I. Martin
Jeffrey I. Martin, as Authorized Signer, on behalf of Habib Kairouz

/s/ Jeffrey I. Martin
Jeffrey I. Martin, as Authorized Signer, on behalf of Joshua Ruch

EXHIBIT INDEX

Exhibit 1:	Form of Lock-up Agreement.

Exhibit 1

Form of Lock-Up Agreement

ANACOR PHARMACEUTICALS, INC.

April     , 2013

Anacor Pharmaceuticals, Inc.

1020 East Meadow Circle

Palo Alto, CA 94303

Cowen and Company, LLC

599 Lexington Avenue, 27th Floor

New York, NY 10022

Re: Anacor Pharmaceuticals, Inc. - Lock-Up Agreement

Ladies and Gentlemen:

This lock-up agreement (the “Agreement”) is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) between Anacor Pharmaceuticals, Inc., a Delaware corporation (the “Company”) and Cowen and Company, LLC as representative (the “Representative”), of a group of underwriters (collectively, the “Underwriters”) to be named therein, with respect to the public offering (the “Offering”) of shares of the Company’s Common Stock, par value $0.001 per share (“Common Stock”), the undersigned hereby agrees that during the period from the date hereof until thirty (30) days from the date of the filing of the final prospectus relating to the Offering (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Representative, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or any such securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as the same may be amended or supplemented from time to time (such shares or securities, the “Beneficially Owned Shares”)), (ii) enter into any swap, hedge or other agreement or arrangement that transfers in whole or in part, the economic risk of ownership of any Beneficially Owned Shares, Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, or (iii) engage in any short selling of any Beneficially Owned Shares, Common Stock or securities convertible into or exercisable or exchangeable for Common Stock.

Notwithstanding the foregoing, the undersigned may sell or otherwise transfer shares of Common Stock or Beneficially Owned Shares (i) as a bona fide gift or gifts or pledge, provided that the undersigned provides prior written notice of such gift or gifts or pledge to the Representative and the donee or donees or pledgee or pledgees (as the case may be) thereof agree to be bound by the restrictions set forth herein, (ii) either during the undersigned’s lifetime or on death by will or intestacy to the undersigned’s immediate family or to a trust, the beneficiaries of which are exclusively the undersigned and a member or members of the undersigned’s immediate family, provided that the transferee thereof agrees to be bound by the restrictions set forth herein, (iii) pursuant to any 10b-5(1) trading plans or other agreement set forth in an attachment hereto in effect as of the date of the date of the Offering, (iv) with the prior written consent of the Representative in its sole and absolute discretion, (v) in connection with the exercise of any equity award granted to the undersigned that expires or is otherwise required to be exercised during the Lock-Up Period, or (vi) to the Company to discharge tax withholding obligations resulting from the vesting of equity awards. In addition, if the undersigned is a partnership, limited liability company, trust, corporation or similar entity, it may distribute the Common Stock or Beneficially Owned Shares to its partners, members or stockholders; provided, however, that in each such case, prior to any such transfer, each transferee shall execute a duplicate form of this letter agreement or execute an agreement, reasonably satisfactory to the Representative, pursuant to which each transferee shall agree to receive and hold such Common Stock or Beneficially Owned Shares subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. For the purposes of this paragraph, “immediate family” shall mean spouse, domestic partner, lineal descendant (including adopted children), father, mother, brother or sister of the transferor, as well as any non-profit organization or charitable organization.

In addition, the undersigned hereby waives, from the date hereof until the expiration of the Lock-Up Period, any and all rights, if any, to request or demand registration pursuant to the Securities Act of 1933, as amended, of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock that are registered in the name of the undersigned or that are Beneficially Owned Shares. In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Common Stock with respect to any shares of Common Stock, securities convertible into or exercisable or exchangeable for Common Stock or Beneficially Owned Shares owned by the undersigned.

If the Underwriting Agreement has not been entered into by May 15, 2013, the Lock-Up Period shall immediately expire and this letter agreement shall terminate and be of no further force or effect.

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CUSIP No. 032420101	13D	Page 17 of 17 pages

The undersigned understands that the Company and the Underwriter is relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is, subject to its terms, irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Very truly yours,

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